Filed Pursuant to Rule 433
Registration No. 333-149664
April 6, 2010

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated April 6, 2010)

Issuer:	Gulf Power Company
Security:	Series 2010A 4.75% Senior Notes due April 15, 2020
Expected Ratings:*	A2/A/A (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$175,000,000
Initial Public Offering Price:	99.984%
Maturity Date:	April 15, 2020
Treasury Benchmark:	3.625% due February 15, 2020
US Treasury Yield:	3.952%
Spread to Treasury:	80 basis points
Re-Offer Yield:	4.752%
Make-Whole Call:	T+15 basis points
Coupon:	4.75%
Interest Payment Dates:	April 15 and October 15 of each year beginning October 15, 2010
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	402479 CA5
Trade Date:	April 6, 2010
Expected Settlement Date:	April 13, 2010 (T+5)
Joint Book-Running Managers:	Citigroup Global Markets Inc., UBS Securities LLC, Wells Fargo Securities, LLC
Co-Manager:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Gulf Power Company collect at 1-850-444-6111 or Citigroup Global Markets Inc. toll free at 1-877-858-5407, UBS Securities LLC toll free at 1-877-827-6444 ext 561-3884 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.